UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 29, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 29 July 2026 entitled Board and Committee Changes.

29 JULY 2026

BOARD AND COMMITTEE CHANGES

Vodafone Group Plc ("the Company") announces that following approval of his election at the 2026 Annual General Meeting, Olaf Koch has been appointed as Non-Executive Director of the Company with effect from 27 July 2026. Olaf Koch will join the Remuneration Committee and ESG Committee with effect from 1 August 2026.

This announcement is made in compliance with the Company's obligations under the UK Listing Rules, specifically Rule 6.4.6.

- ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across eight African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's mission is to connect everyone.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 29, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary